

September 24, 2010

Via U.S. Mail and Facsimile (214) 871-3560

Mr. Matthew P. Clifton
Chief Executive Officer
Holly Corporation
100 Crescent Court, Suite 1600
Dallas, Texas 75201-6915

     Re: Holly Corporation
               Form 10-K for Fiscal Year Ended December 31, 2009
               Filed February 26, 2010
               File No. 1-3876

Dear Mr. Clifton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Executive Compensation, page 115 (as incorporated by reference from your Definitive Proxy Statement filed on March 25, 2010)

Compensation Discussion and Analysis, page 16

1.   We note your disclosure at pages 18 and 29 that you awarded annual cash bonuses and performance share units based on a comparison of your corporate performance relative to the 2009 Incentive Award Peer Group in terms of the following four metrics: earnings per share growth, net profit margin, return on investment and return on assets. Please disclose the 2009 targets and the actual results attained. To the extent you believe that disclosure of this information would result in competitive harm, such that the information should be excluded pursuant to Instruction 4 to Item

402(b) of Regulation S-K, please provide to us a detailed explanation regarding your conclusion. If you have an appropriate basis for omitting this information, you must discuss the difficulty or likelihood of the company to attain the undisclosed performance targets. For guidance, refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2.   We note your disclosure at page 18 that for Messrs. Lamp, Shaw and Damiris and Ms. McWatters the annual cash bonuses awarded were also based in part on how well each individual performed various tasks in 2009. Please revise your disclosure to describe the specific aspects of each individual's performance considered and evaluated in determining the amounts awarded. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Change in Control Agreements, page 24

3.   We note your disclosure at page 24 that you entered into Change in Control Agreements with your Named Executive Officers to provide for management continuity in the event of a change in control and to assist in the recruitment and retention of executives. Please clarify here that you have some single-trigger provisions and some double-trigger provisions in your compensation program, and explain the rationale for this approach. Refer to Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 41

4.   We note your disclosure at pages 43-44 regarding the estimated payments and other benefits that would have been owed to your Named Executive Officers pursuant to the Change in Control Agreements and the accelerated vesting of long-term equity incentive awards, had a "Change in Control" occurred and the Named Executive Officers been terminated effective December 31, 2009. In particular, we note your statement at the bottom of page 43 that "[your] executives may also be entitled to payments or benefits under other plans or arrangements as further described both below and in other sections of this disclosure." We assume you are referring to payments or benefits triggered solely by a change of control, without a concurrent termination, such as the annuity contract issued pursuant to the Retirement Restoration Plan which you describe towards the end of this section at page 45. Please list altogether here all of the payments or benefits to which your Named Executive Officers would be entitled in such circumstances (i.e. all of the single-trigger provisions), including without limitation the accelerated vesting of the restricted stock (page 20) and performance share units (page 21).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Dougherty at (202) 551-3271 or Alexandra M. Ledbetter at (202) 551-3317 with any questions. If you need further assistance, please contact me at (202) 551-3740.

Sincerely,

H. Roger Schwall
Assistant Director